Room 4561

July 7, 2005

Mr. Scott Newman
President and Chief Executive Officer
Conversion Services International, Inc.
100 Eagle Rock Avenue
East Hanover, New Jersey 07936

Re: **Conversion Services International, Inc.**
      Revised Schedule 14A filed June 20, 2005
      File No. 0-27519

Dear Mr. Newman:

We have reviewed your filings and have the following comments.

<u>Proposal 3 – Directors' Proposal to Amend the Certificate of Incorporation</u>

1.   We note your response to comment nos. 1 and 2 in our letter dated June 15, 2005 and the chart you have added to your disclosure. Please provide a discussion in your proxy statement regarding the effective increase in authorized shares as a result of the reverse stock split and change in authorized shares and whether you have any plans for the effective increase in authorized shares. Please address the added flexibility available to you in issuing additional shares and any effects such flexibility may have on current stockholders.

2.   We note your response to comment no. 3 in our letter dated June 15, 2005. Your response does not address the requirements of Section 262(b) of the General Corporation Law of Delaware and whether your board of directors has adopted a resolution setting forth the proposed amendment to your certificate of incorporation and declaring its advisability. Rather, your disclosure suggests that your board of directors only partly fulfilled the necessary requirements by adopting a resolution to amend your certificate of incorporation. Please advise and revise your disclosure as appropriate.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP
        370 Lexington Avenue, 19th Floor
        New York, New York 10017
        Telephone: (212) 370-1300
        Facsimile: (212) 370-7889